# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Penguin Solutions, Inc., CIK 0001616533
CUSIP: 706915105
Title of class of securities: Common Stock, par value $0.03 per share
Address of issuer's principal executive offices: 45800 Northport Loop West, Fremont, California (CA), 94538
Date of event which requires filing of this statement: 10/29/2026
Filed by CIK 0002120882
Persons authorized to receive notices and communications: Mr. Won Hee Lee, 2091, Gyeongchung-daero Bubal-eup, Icheon-si Gyeonggi-do, Korea Republic Of (M5), 17336, 82 (31) 5185-4114

## Reporting persons
- SK hynix Inc. (CIK 0002120882): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: working capital (WC); sole voting power 6,096,103; shared voting power 0; sole dispositive power 6,096,103; shared dispositive power 0; aggregate amount beneficially owned 6,096,103 (9.1% of the class)
  Comment: Note to Rows 7, 9 and 11: Represents shares of the common stock, par value $0.03 per share ("Common Stock"), of Penguin Solutions, Inc. (the "Issuer") underlying 200,000 shares of the Issuer's Convertible Preferred Stocks, par value $0.03 per share (the "Preferred Stocks"), beneficially owned by the Reporting Person and which the Reporting Person has the power to acquire within 60 days of the date hereof. The Preferred Stocks are directly held by SHIFTIX1 LLC, a Delaware limited liability company ("SHIFTIX1"). SHIFTIX1 is an indirectly wholly-owned subsidiary of HYAICO Corporation (formerly known as SK hynix NAND Product Solutions Corp.), a Delaware corporation ("HYAICO"). HYAICO is a majority-owned subsidiary of SK hynix Inc. ("SK hynix"). As a result, each of SHIFTIX1, HYAICO, and SK hynix may be deemed beneficial owners of the Preferred Stock and the underlying shares of Common Stock reported herein with SK hynix having the sole power to cause the voting and disposition of such shares.
  
  The number of shares of Common Stock into which the Preferred Stocks may convert was calculated as of October 29, 2026, and is subject to adjustment, as described in the Certificate of Designation of the Preferred Stocks, as amended or modified from time to time (the "Certificate of Designation"). The Preferred Stocks are convertible into a number of shares of Common Stock to be determined at the time of conversion based on the Accumulated Stated Value (as defined in the Certificate of Designation) of the Preferred Stocks, accumulated Compounded Dividends (as defined in the Certificate of Designation) and the Conversion Price (as defined in the Certificate of Designation). As of October 29, 2026, the Accumulated Stated Value of the Preferred Stocks was $200 million and the Conversion Price was $32.80784. The Accumulated Stated Value and the Conversion Price are subject to adjustment as described in Section 4 of the Certificate of Designation.
  
  Note to Row 13: Calculated based on (i) the 60,616,641 shares of Common Stock outstanding as of October 26, 2026, as reported in the Issuer's prospectus supplement dated October 30, 2026, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(7) on October 30, 2026, and (ii) by giving effect to the 6,096,103 shares of Common Stock underlying the Preferred Stocks.
- HYAICO Corporation (CIK 0002155802): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 6,096,103; shared voting power 0; sole dispositive power 6,096,103; shared dispositive power 0; aggregate amount beneficially owned 6,096,103 (9.1% of the class)
- SHIFTIX1 LLC (CIK 0002157584): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 6,096,103; shared voting power 0; sole dispositive power 6,096,103; shared dispositive power 0; aggregate amount beneficially owned 6,096,103 (9.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.03 per share
Name of issuer: Penguin Solutions, Inc.
Address of issuer's principal executive offices: 45800 Northport Loop West, Fremont, California (CA), 94538
Comment: This Schedule 13D (the "Schedule 13D") relates to the shares of common stock, $0.03 par value per share (the "Common Stock") of Penguin Solutions, Inc. (the "Issuer"), which are issuable upon conversion of the Issuer's Convertible Preferred Stocks, par value $0.03 per share (the "Preferred Stocks") beneficially owned by the Reporting Persons.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by SK hynix Inc., a corporation organized under the laws of the Republic of Korea ("SK hynix"), HYAICO Corporation (formerly known as SK hynix NAND Product Solutions Corp.), a Delaware corporation and a majority-owned subsidiary of SK hynix ("HYAICO"), and SHIFTIX1 LLC, a Delaware limited liability company and an indirectly wholly-owned subsidiary of HYAICO ("SHIFTIX1" and, collectively with SK hynix and HYAICO, the "Reporting Persons").

The Preferred Stocks are directly held by SHIFTIX1 and each of SHIFTIX1, HYAICO, and SK hynix may be deemed beneficial owners of the Preferred Stock and the underlying shares of Common Stock reported herein with SK hynix having the sole power to cause the voting and disposition of such shares.
Residence or business address: The address of the principal place of business of the Reporting Persons is as follows: 2091, Gyeongchung-daero, Bubal-eup, Icheon-si, Gyeonggi-do 17336, Korea for SK hynix and 50 Hudson Yards Ste 6800, New York, NY 10001 for HYAICO and SHIFTIX1.
Present principal occupation or employment: The executive officers and directors of SK hynix and HYAICO are set forth in Schedule I attached hereto and the information therein is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons nor any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons nor any person named in Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The citizenship of the persons named in Schedule I is set forth on Schedule I and is incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 29, 2026, pursuant to the Stock Transfer Agreement dated July 27, 2026, between SHIFTIX1 and Astra AI Infra LLC ("Seller"), SHIFTIX1 purchased the Preferred Stocks from Seller for $377,162,666 in cash.

The Reporting Persons may convert the Preferred Stocks into the underlying shares of Common Stock at any time, provided that the Preferred Stocks may, at the Issuer's option, automatically be converted into shares of Common Stock on any date following the second anniversary of December 13, 2026, upon which the volume-weighted average price of the Common Stock for any fifteen consecutive trading day period equals or exceeds 150% of the then-applicable conversion price. The Preferred Stocks are convertible into shares of Common Stock at an initial conversion price of $32.80784 per share of Common Stock, subject to customary adjustment upon the occurrence of certain events (including share subdivision and consolidation, certain dividends and distributions, and any reclassification or share exchange) and a share issuance limitation. The Preferred Stocks entitle the Reporting Persons to receive dividends of six percent (6%) per annum, cumulative, and payable quarterly in-kind or in cash at the Issuer's option, subject to certain conditions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Other than as set forth in this Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons may determine to change their intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional securities of the Issuer in open market or privately negotiated transactions or (ii) to dispose of all or a portion of the Reporting Persons' holdings of securities of the Issuer. In reaching any determination as to their future course of action, the Reporting Persons may take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Persons, tax considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market prices of the securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons on the cover page of this Statement on Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons on the cover page of this Statement on Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as described in Item 3 hereof, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons or, to the Reporting Persons' knowledge, any person named in Schedule 1.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On October 29, 2026, pursuant to Section 3.4 of the Amended and Restated Investor Agreement, dated as of June 30, 2025 (the "Investor Agreement"), by and between the Issuer and Seller, SHIFTIX1, HYAICO, Seller and the Issuer entered into a Joinder Agreement pursuant to which the parties agreed and acknowledged that SHIFTIX1 agreed to be bound by the terms and provisions of the Investor Agreement as if it were an initial signatory to the Investor Agreement and shall be deemed an "Investor" for all purposes of the Investor Agreement. Notwithstanding anything to the contrary in the Investor Agreement, HYAICO shall have all of the rights under the Investor Agreement that are expressly granted in such agreement to "SKT" and all references to "SKT" in the Investor Agreement (other than in the recitals) shall be deemed to refer to HYAICO.

The Investor Agreement sets forth certain rights and restrictions in relation to the Reporting Persons' investment in the Issuer, which are summarized below. The foregoing description of the Investor Agreement is not intended to be complete and is qualified in its entirety by reference to such agreement, the full text of which is filed as an exhibit hereto and incorporated by reference herein.

Director Nomination Rights
During the period commencing on October 29, 2026 and ending on the date on which the Reporting Persons or their affiliates together beneficially own Preferred Stocks (and shares of Common Stock issued with respect thereto) representing less than 5.0 percent of the Common Stock then issued and outstanding, the Reporting Persons and their Affiliates (as defined in the Investor Agreement) (the "Designated Holders") have the right to nominate one director or, if the total number of directors of the Issuer is twelve or more, two directors (any such director, an "Investor Designee"), to be elected or appointed to the Issuer's board of directors (the "Board"). As a condition to any appointment or nomination for appointment to the Board, each person designated must meet certain qualifications required of the Issuer's directors.

Participation Rights
Until the termination of the Investor Agreement, if the Issuer proposes to issue any New Securities (as defined in the Investor Agreement), the Reporting Persons have the right to purchase up to such number of New Securities as required to maintain their ownership on a fully diluted basis as of immediately prior to the issuance of such New Securities, on the same terms and conditions that are applicable to the issuance of such New Securities, and at a price per share or security equal to the price paid by the purchasers in such issuance of New Securities.

Registration Rights
The Investor Agreement provides certain registration rights to the holders of shares of Common Stock issuable upon the conversion of the Preferred Stocks.

Information and Other Agreements
The Investor Agreement provides the Reporting Persons with certain information rights and certain consent rights on the Issuer's ability to incur indebtedness.

Standstill
Until the later of (i) the first anniversary of the Closing Date (as defined in the Investor Agreement) and (ii) the date that is 30 calendar days following the date on which no Investor Designee is serving on the Board (such period, the "Standstill Term"), the Reporting Persons and their subsidiaries are prohibited, unless waived by the Issuer or a majority of the Board (excluding the Investor Designee), from (among other things): making a tender, exchange or other public offer to acquire shares of Common Stock or equivalents; calling a meeting of the Issuer's shareholders or proposing any matter to be voted upon by the Issuer's shareholders; proposing or nominating for election or appointment to the Board a person other than the Investor Designee whose nomination has not been approved by a majority of the Board (excluding the Investor Designee); supporting a tender, exchange or other public offer by any third party to acquire the Issuer's Common Stock or equivalents if such offer would result in a change of control of the Issuer; soliciting proxies or consents or become a "participant in a solicitation" (as defined in Regulation 14A under the Exchange Act) of proxies or consents with respect to voting of shares of Common Stock, other than a solicitation made by the Issuer or the majority of the Board (excluding the Investor Designee); or without the prior written consent of the Issuer or the majority of the Board (excluding the Investor Designee) (i) publicly proposing (x) any merger, consolidation, business combination, tender or exchange offer, purchase of the Issuer's assets or businesses, or (y) any recapitalization, restructuring, liquidation or other extraordinary transaction with respect to the Issuer or (ii) taking any action with respect to such a transaction prior to the approval of such potential transaction by a majority of the Board (excluding the Investor Designee) that would reasonably be expected to require the Issuer to make a public announcement regarding such potential transaction.

Voting
From the Closing Date until termination or expiration of the Standstill Term, each Designated Holder holding the Preferred Stocks is required to vote or execute a written consent with respect to all voting securities of the Issuer as to which it is entitled to vote in accordance with the recommendation of a majority of the Board.
So long as the Preferred Stocks remain issued and outstanding, in the event that Designated Holders holding Preferred Stocks are entitled to vote as a separate class under applicable Law on a matter that does not require the prior written consent of the holders of at least 2/3 of the then outstanding Convertible Preferred Stocks (as defined in the Certificate of Designation) pursuant to Section 3.2.1 of the Certificate of Designation or of Designated Holders pursuant to Section 3.2.2 of the Certificate of Designation, each Designated Holder holding the Preferred Stocks shall vote or execute a written consent with respect to all Preferred Stocks voting on such matter in accordance with the recommendation of a majority of the Board.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Amended and Restated Investor Agreement, dated as of June 30, 2025, by and between Astra AI Infra LLC and Penguin Solutions, Inc. (incorporated by reference to Exhibit 4.4 to the Issuer's Form 8-K (File No. 001-38102, filed on June 30, 2025).

Exhibit 2 Joint Filing Agreement dated as of November 3, 2026.

Exhibit 3 Schedule 1

## Signatures
- SK hynix Inc.: /s/ Seonghwan Park, Seonghwan Park, Head of Investor Relations (11/03/2026)
- HYAICO Corporation: /s/ Jeong Hwan Oh, Jeong Hwan Oh, Treasurer (11/03/2026)
- SHIFTIX1 LLC: /s/ Jeong Hwan Oh, Jeong Hwan Oh, Manager (11/03/2026)